SEC
Mail Processing
Section

FEB 21 2008

Washington, DC
101

SECURITIES
W

08026900

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signal Hill Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Lombard Street, 17th Floor
(No. and Street)

Baltimore	Maryland	21202-3243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory D. Andrews, Chief Financial Officer (410) 796-4003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weil, Akman, Baylin & Coleman, P.A.
(Name – *if individual, state last, first, middle name*)

201 W. Padonia Road, Ste. 600	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 07 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Hill Capital Group LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Joyce G. Miller my commission expires 12-4-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signal Hill Capital Group LLC

FINANCIAL STATEMENTS

December 31, 2007 and 2006

Signal Hill

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS:	
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF INCOME	3
STATEMENTS OF CHANGES IN EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO THE FINANCIAL STATEMENTS	6 - 12
SUPPLEMENTARY INFORMATION:	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	13
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	14
SCHEDULES OF OTHER INCOME, net (Unaudited)	15
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL	16 - 17

Signal Hill

WABC **Weil, Akman, Baylin & Coleman, P.A.** Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statements of financial condition of Signal Hill Capital Group LLC, as of December 31, 2007 and 2006 and the related statements of income, changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of other income, net on page 15 are also presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information on this schedule has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
February 13, 2008

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,	2007	2006
ASSETS		
Cash and cash equivalents	$ 8,969,275	$ 7,215,344
Certificate of deposit	5,040,945	-
Restricted cash and deposits	762,957	252,709
Investment banking fees receivable, net	343,431	402,985
Receivable from clearing broker	389,183	111,777
Investments, at market value	-	67,700
Accrued investment income	44,184	33,310
Due from members	58,949	20,731
Prepaid expenses	191,365	123,749
Property and equipment, net	416,465	231,379
Other receivables	74,722	96,670
Security deposits	92,117	22,160
TOTAL ASSETS	$ 16,383,593	$ 8,578,514
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 314,439	$ 235,916
Accrued compensation	813,812	276,611
Dividends payable	58,480	3,421
Deferred rent	299,736	214,253
Total liabilities	1,486,467	730,201
EQUITY	14,897,126	7,848,313
TOTAL LIABILITIES AND EQUITY	$ 16,383,593	$ 8,578,514

The accompanying notes are an integral part of these financial statements.

Signal Hill

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,	2007	2006
REVENUES:		
Investment banking	$ 22,037,444	$ 6,095,910
Brokerage	3,591,829	348,879
Total revenues	25,629,273	6,444,789
EXPENSES:		
Compensation and benefits	17,376,527	4,768,838
Communication and technology	790,611	315,110
Occupancy	502,360	252,199
Marketing and promotion	630,888	215,396
Brokerage and clearing fees	333,273	51,266
Depreciation	90,751	38,251
Other	645,023	529,728
Reimbursed expenses	248,917	201,632
Total expenses	20,618,350	6,372,420
INCOME FROM OPERATIONS	5,010,923	72,369
OTHER INCOME, net	675,011	150,794
NET INCOME	$ 5,685,934	$ 223,163

The accompanying notes are an integral part of these financial statements.

Signal Hill

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31,

	Preferred Series A	Member Shares	Notes Receivable From Members	Total Equity
BALANCE AT DECEMBER 31, 2005	$ -	$ 338,275	$ -	$ 338,275
CONTRIBUTIONS	3,804,150	4,583,784	(1,097,638)	7,290,296
CASH DIVIDENDS	-	(3,421)	-	(3,421)
STOCK DIVIDENDS	39,900	(39,900)	-	-
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2006	-	223,163	-	223,163
BALANCE AT DECEMBER 31, 2006	3,844,050	5,101,901	(1,097,638)	7,848,313
CONTRIBUTIONS	-	1,315,500	(175,000)	1,140,500
REPAYMENT OF MEMBER NOTES	-	-	400,879	400,879
CASH DIVIDENDS	-	(178,500)	-	(178,500)
STOCK DIVIDENDS	54,600	(54,600)	-	-
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2007	-	5,685,934	-	5,685,934
BALANCE AT DECEMBER 31, 2007	$ 3,898,650	$ 11,870,235	$ (871,759)	$ 14,897,126

The accompanying notes are an integral part of these financial statements.

Signal Hill

	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of member notes	$ 400,879	$ 235,005
Loan to member	(50,000)	-
Series A preferred contributions	-	3,804,150
Member contributions	1,140,500	3,251,141
Dividends paid	(123,442)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,367,937	7,290,296
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,753,931	7,091,661
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	7,215,344	123,683
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 8,969,275	$ 7,215,344
Supplemental disclosure of cash flow information:		
Noncash financing activities:		
Assumption of fixed assets	$ -	$ 73,645
PIK dividends declared	$ 54,600	$ 39,900
Member loans for issuance of common interests	$ 175,000	$ 1,332,643
Interest paid	$ 2,576	$ 996

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Signal Hill Capital Group LLC was organized on May 10, 2002 under the laws of the State of Delaware as a Limited Liability Company. The Firm is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), providing investment banking services, institutional brokerage and equity research for small and mid-cap companies and their investors. The Firm focuses its services on clean energy technologies, communications services and technologies, digital and traditional media, education and business services, financial services, internet infrastructure and property and casualty insurance. The Firm is headquartered in Baltimore, Maryland and has an office in San Francisco, California.

Method of Accounting

The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

The Firm considers all highly liquid financial instruments purchased with a maturity of three months or less at the time of purchase to be cash equivalents. The Firm maintains cash in bank deposit accounts, certificate of deposit accounts and other overnight accounts which generally exceed federally insured limits. The Firm has not experienced any losses in such accounts. The Firm's management believes the Firm is not exposed to any significant credit risk on their balances.

Restricted Cash and Deposits

The Firm maintains a certificate of deposit as security for the lease of its headquarters, and has cash on deposit with its clearing broker.

Certificates of Deposit

Certificates of deposit totaling $5,040,945 and $509,435, respectively are included in cash and cash equivalents and restricted cash and deposits at December 31, 2007. The certificates bear interest ranging from 4.41% to 4.89% and have maturities ranging from four to fourteen months, with penalties for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements. There were no amounts held in certificates of deposit at December 31, 2006.

Investment Banking Revenue

Investment banking revenue consists primarily of success fees from merger and acquisition and other advisory assignments which are generally earned and recognized only upon successful completion of engagements. Investment banking revenue also includes underwriting and private placement agency fees earned through the Firm's participation in public offerings and private placements of equity. Underwriting revenue includes management fees, selling concessions, and underwriting fees, and are recorded net of estimated syndicate expenses on trade date, which is typically the day of pricing an offering.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Brokerage Revenue

Substantially all of the Firm's brokerage revenue is derived from commissions generated from securities brokerage transactions in listed and over-the-counter equities. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. In addition, brokerage revenue includes fees received for provision of equity research services. Such fees can be paid to the Firm directly by clients or by other broker-dealers on behalf of clients in connection with commission sharing arrangements. Fees for provision of research services are recognized when access to research has been provided, the fee amount is determinable, and collectibility is reasonably assured. Brokerage revenue also includes net trading gains and losses as all trading operations are conducted in facilitation of customer orders. The Firm did not engage in proprietary trading in 2007 or 2006.

Investment Banking Fees Receivable, net

Investment banking fees receivable include amounts due arising from the Firm's investment banking and advisory engagements.

The carrying amount of investment banking fees receivable is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts upon determination that further collection efforts will be unsuccessful.

Receivable From Clearing Broker

The Firm clears customer transactions through another broker-dealer on a fully-disclosed basis. The amount receivable from the clearing broker relates to the amount on deposit and the commissions related to customer transactions. The Firm has indemnified the clearing broker for any losses as a result of customer nonperformance.

Investments

Management determines the appropriate classification of investments in marketable securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The classification of those investments and the related accounting policies are as follows:

Trading securities: Trading securities are held for resale in anticipation of short-term fluctuations in market prices. Trading securities, consisting primarily of actively traded equity securities, are stated at fair value. Realized and unrealized gains and losses are determined using the specific identification methods and are included in income.

Available-for-sale securities: Available-for-sale securities consist of marketable equity securities not classified as trading securities. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, are reported as a separate component of members equity.

Held to maturity securities: Held to maturity securities consist of bonds, notes and debentures for which the Firm has the positive intent and ability to hold to maturity and are stated at cost, adjusted for premiums and discounts that are recognized using the interest method over the period to maturity.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments (continued)
Realized gains and losses of available-for-sale and held to maturity securities are determined using the specific identification method and are included in income.

Depreciation
Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 7 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Life of Lease

Income Taxes
The Limited Liability Company is treated as a partnership which is not a taxpaying entity. The income from the Firm will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

Reimbursed Expenses
Expenses that are incurred on behalf of and reimbursed by clients are included in investment banking revenue and operating expenses.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Reclassifications
Certain amounts in 2006 have been reclassified to conform with the 2007 presentation. Such reclassifications had no effect on previously reported net income.

Advertising
It is the Firm's policy to expense advertising costs as incurred. Advertising and promotion expense for the years ended December 31, 2007 and 2006 was $139,797 and $48,158, respectively.

NOTE B. EQUITY

The Limited Liability (LLC) Agreement, as amended, dated August 1, 2006, sets forth the respective rights and obligations of members of the Firm and provides for terms of its management and conduct of its affairs. The Firm's Operating Committee is responsible for managing the affairs of the Firm.

Under the LLC agreement, the Firm is authorized to issue 28,000 shares of Member Interest and 4,828 shares of Series A Preferred Stock. Subject to certain conversion features and anti dilution provisions in accordance with the LLC Agreement, the Firm may issue additional shares of certain classes of stock.

SIGNAL HILL CAPITAL GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE B. EQUITY (continued)

The amount of shares outstanding and distribution preferences for each class of stock are summarized below.

Series A Preferred - During 2006, the Firm issued 3,623 shares of Series A preferred stock to non-employee investors at a price of $1,050 per unit. The shares are convertible into shares of common stock and are entitled to cumulative dividends at a rate of 6.0% per year payable quarterly. The Firm has the option during the two years following issuance of the shares to pay dividends in additional shares of Series A Preferred Stock (PIK Dividends). Series A preferred shareholders were entitled to receive a liquidation preference of $1,050 per share plus accrued but unpaid dividends before any liquidation payments are made on member interests. Dividends were declared as follows:

	2007	2006
PIK	$ 54,600	$ 39,900
Cash	$ 178,500	$ 3,421

A total of 90 shares have been issued as PIK dividends.

Member Interests - Common shares are purchased by partner level employees (members) of the Firm and are entitled to share in the operating profit of the Firm and a subordinated portion of liquidation proceeds.

A capital account is maintained for each member. The account is increased by capital contributions, allocable share of net profit and any items of income and or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss.

The Firm shall distribute on or before April 1st of each year to each member the excess, if any, of the Member's Aggregate Tax Liability over the aggregate amounts previously distributed to such Member for all prior and current fiscal years (the Tax Distribution).

Except as disclosed above, the Firm is not obligated to make any periodic distributions to members or shareholders. The amount and timing of any distributions are at the discretion of the Board of Directors. The Firm is not permitted to pay or set aside dividends on shares of any class of stock unless the holders of Series A Preferred Stock first receive any unpaid, accrued dividends.

Member shares outstanding were 17,967 and 16,191 at December 31, 2007 and 2006, respectively.

NOTE C. INVESTMENT BANKING FEES RECEIVABLE, net

At December 31, investment banking fees receivable consists of the following:

	2007	2006
Investment banking fees receivable	$ 421,416	$ 431,708
Less: allowance for doubtful accounts	77,985	28,723
Investment banking fees receivable, net	$ 343,431	$ 402,985

NOTE D. INVESTMENTS

Investments - Trading

The following table reflects the cost, gross unrealized gains and losses and fair value of investment securities held at December 31, 2007 and 2006:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2007				
Mutual funds	$ -	$ -	$ -	$ -
December 31, 2006				
Mutual funds	$ 58,759	8,941	$ -	$ 67,700

NOTE E. PROPERTY AND EQUIPMENT, net

At December 31, property and equipment consists of the following:

	2007	2006
Computer and office equipment	$ 278,795	$ 228,449
Furniture and fixtures	157,360	74,596
Leasehold improvements	113,537	4,940
	549,692	307,985
Less: accumulated depreciation	133,227	76,606
Property and equipment, net	$ 416,465	$ 231,379

Depreciation expense was $90,751 and $38,251 for the years ended December 31, 2007 and 2006, respectively.

NOTE F. COMMITMENTS

Operating Leases and Subscriptions

The Firm sub-leases its headquarters in Baltimore, Maryland with an expiration date of December, 2014 and leases its San Francisco, California office with an expiration date of September, 2012. The Baltimore lease has increasing minimum monthly payments from $28,976 to $35,036. The San Francisco lease has increasing minimum monthly payments from $8,990 to $10,335. The Firm is liable for common area maintenance charges on each lease. Total rent expense was $439,133 and $218,418 for the years ended December 31, 2007 and 2006, respectively.

The Firm has entered into various lease agreements for office equipment and commitments for financial data and other services. The terms of the leases and subscriptions expire between June 2008 and July 2010. Monthly payments range between $290 and $3,750. Rental and subscription expense related to these agreements for the years ended December 31, 2007 and 2006 was $197,547 and $58,410, respectively.

Future minimum rental commitments are as follows:

December 31, 2008	$	587,408
2009		498,249
2010		496,681
2011		508,560
2012		491,239
Thereafter		829,611
	$	3,411,748

NOTE G. CUSTOMER CONCENTRATIONS

During the years ended December 31, 2007 and 2006, 60% and 68%, respectively of investment banking revenues were earned from four clients. Each client was distinct.

During the years ended December 31, 2007 and 2006, 32% and 69%, respectively of brokerage fees were earned from five clients.

NOTE H. RELATED PARTY TRANSACTIONS

The Firm earned an Investment Banking fee of $250,000 in 2006 from an entity owned 100% by the Firm's Chief Executive Officer

The Firm's Chief Executive Officer issued a letter of credit to secure the lease of the Firm's headquarters in Baltimore, Maryland. This letter of credit was replaced by a letter of credit issued by the Firm which is secured by a certificate of deposit (see Note A).

During 2007 and 2006, the Firm received notes from some employees as partial consideration for the purchase of member interests. The notes bear interest at 8.0% and mature between October 2009 and January 2010. Interest income earned was $92,074 and $21,213 for the years ended December 31, 2007 and 2006, respectively.

NOTE I. RETIREMENT PLAN

The Firm has a 401(k) Plan and Profit Sharing Plan for substantially all full-time employees meeting the general eligibility requirements of the plan. The plan allows for Elective Deferrals and Safe Harbor Contributions, both of which are immediately vested. The Firm, at its discretion, can make Profit Sharing Contributions. The Firm accrued total contributions to this plan for the years ended December 31, 2007 and 2006, in the amounts of $384,240 and $78,918, respectively.

SUPPLEMENTARY INFORMATION

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Net Capital

Total equity		$ 14,897,126
Deductions and/or charges:		
Nonallowable assets:		
Client, interest and note receivables	274,983	
Prepaid expenses and miscellaneous assets	191,362	
Other assets	326,715	
Property and equipment, net	416,465	
		1,209,525
Net Capital before haircuts on securities positions		13,687,601
Haircuts on cash equivalents and securities positions		686,729
Net Capital		$ 13,000,872
Aggregate indebtedness		
Items included in the statement of financial condition		$ 1,486,467
Total aggregate indebtedness		$ 1,486,467
Computation of basic net capital requirement		
Minimum net capital required		$ 223,000
Excess net capital		$ 12,777,872
Ratio: Aggregate indebtedness to net capital		0.11 to 1

There are no material differences between the net capital computation as set forth in Schedule I and the amended computation filed by the Company on Securities and Exchange Commission Form X-17a-5 (Focus Report-Part IIA) as of December 31, 2007. Therefore, no reconciliation has been presented.

See independent auditor's report.

Signal Hill

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Signal Hill Capital Group LLC operates under the (k)(2)(ii) exemption pursuant to SEC Rule 15c3-3 (the Customer Protection Rule). The firm does not hold customer funds or safekeep customer securities and clears all transactions with and for customers on a fully disclosed basis with its clearing firm. Therefore, no computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 is presented.

See independent auditor's report.

Signal Hill

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULES OF OTHER INCOME, net (Unaudited)

FOR THE YEARS ENDED DECEMBER 31,	2007	2006
Investment income	$ 679,126	$ 158,322
Gain on sale of investments	1,151	163
Unrealized gain on investments	-	8,941
Interest expense	(2,576)	(996)
Loss on disposal of property and equipment	(2,690)	(15,636)
TOTAL OTHER INCOME, net	$ 675,011	$ 150,794

See independent auditor's report.

Signal Hill

WABC Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Signal Hill Capital Group LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Signal Hill Capital Group LLC for the year ended December 31, 2007, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Signal Hill Capital Group LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate indebtedness) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control for safeguarding securities that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
February 13, 2008

END